SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated April 21, 2017 in respect of Key Financial and Performance Indicators for the First Quarter of 2017.

2	Announcement dated April 21, 2017 in respect of Operational Statistics for March 2017.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and usage arrangements with China Tower Corporation Limited;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing state-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 24, 2017

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Quarter of 2017

In the first quarter of 2017, the Group’s operation progressed steadily as planned. The key unaudited financial data in the period were as follows:

•	Service revenue note 1 amounted to RMB 61,426 million, up by 2.4% year-on-year and 6.6% quarter-on-quarter.

•	Mobile service revenue amounted to RMB 37,197 million, up by 2.8% year-on-year and 5.1% quarter-on-quarter.

•	EBITDA amounted to RMB 20,975 million, up by 5.0% year-on-year and 18.2% quarter-on-quarter.

•	The profit attributable to the equity shareholders of the Company amounted to RMB 862 million, up by 79.3% year-on-year and showing significant improvement from the loss attributable to the equity shareholders of the Company of RMB 963 million in the fourth quarter of last year.

Going forward, the Company will continue to deepen the implementation of Focus Strategy, persist in scale and profitable development, and strive to enhance profitability.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2017.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the three months ended 31 March
	2017	2016 note 1
Mobile service revenue	37,197	36,173
Fixed-line service revenue	23,813	23,242
Other service revenue	416	560

Total service revenue	61,426	59,975
Sales of telecommunications products	7,579	10,365

Revenue	69,005	70,340
Interconnection charges	(3,102)	(3,142)
Depreciation and amortisation	(19,024)	(18,772)
Network, operation and support expenses	(13,205)	(13,256)
Employee benefit expenses	(9,832)	(9,077)
Costs of telecommunications products sold	(7,900)	(11,394)
Other operating expenses	(13,991)	(13,499)
Finance costs	(1,537)	(1,331)
Interest income	286	233
Share of net profit of associates	234	358
Share of net profit of joint ventures	79	9
Other income – net	163	192

Profit before income tax	1,176	661
Income tax expenses	(311)	(181)

Profit for the period	865	480

Profit attributable to:
Equity shareholders of the Company	862	480

Non-controlling interests	3	—

	As at 31 March 2017	As at 31 December 2016
Total assets	600,881	614,154
Total liabilities	371,510	386,472

Total equity	229,371	227,682

Note 1: In order to better satisfy the needs of internal operation and management, from the first quarter of 2017 onwards, the sales of products associated with the ICT business of RMB 1,089 million included in fixed-line service revenue have been reclassified as sales of telecommunications products. The costs of products sold associated with the ICT business of RMB 967 million included in other operating expenses have also been correspondingly reclassified as costs of telecommunications products sold. Meanwhile, the sales of products associated with the ICT business of RMB 866 million in the first quarter of 2016 were restated as sales of telecommunications products, and the costs of products sold associated with the ICT business of RMB 737 million were restated as costs of telecommunications products sold.

Business Data

	As at 31 March 2017/ For the period from 1 January 2017 to 31 March 2017	As at 31 December 2016/ For the period from 1 October 2016 to 31 December 2016
Mobile billing subscribers (Million)	266.265	263.822
of which: 4G subscribers (Million)	122.726	104.551
Net addition of mobile billing subscribers (Million)	2.443	1.748
of which: net addition of 4G subscribers (Million)	18.175	15.645
Mobile handset data traffic (Billion MB)	951.86	609.32
Mobile voice usage (Billion Minutes)	195.46	208.04
Fixed-line broadband subscribers (Million)	76.589	75.236
Net addition of fixed-line broadband subscribers (Million)	1.353	0.186
Fixed-line local access subscribers (Million)	64.938	66.649
Net loss of fixed-line local access subscribers (Million)	(1.711)	(2.378)

In the first quarter of 2017, the Group’s operation progressed steadily as planned. The Group focused on 4G business and stepped up the transformation of its marketing model. It accelerated migration of 2G/3G subscribers to 4G. Meanwhile, the Group also actively propelled the 2I2C business by collaborating with Internet companies on targeted marketing in order to expand the reach of customer touch points, strengthen market segmentation and data traffic operation, differentiate our products and development models, and drive 4G business development and revenue growth with low incremental costs. In the first quarter of 2017, the Group’s mobile billing subscribers registered a net addition of 2.443 million, reaching a total of 266.265 million. Mobile billing subscriber ARPU was RMB 46.7, up slightly as compared to the full-year average of last year. Within that, 4G subscribers registered a net addition of 18.175 million, reaching a total of 122.726 million. 4G subscriber ARPU was RMB 73.9. Mobile service revenue amounted to RMB 37,197 million, up by 2.8% year-on-year and 5.1% quarter-on-quarter.

In the first quarter of 2017, the Group’s fixed-line business maintained steady growth. Fast growth in innovative businesses like IDC/cloud computing, ICT, video and IoT, etc. effectively offset the decline in fixed-line voice revenue. Faced with fierce market competition in fixed-line broadband, the Group actively promoted subscriber consumption upgrade and integrated development leveraging high-bandwidth products and video applications. The number of fixed-line broadband subscribers reached 76.589 million, representing a net addition of 1.353 million as compared to the end of last year, but the fixed-line broadband access ARPU decreased compared with the same period of last year. Fixed-line service revenue was RMB 23,813 million, up by 2.5% year-on-year and 7.5% quarter-on-quarter. Overall service revenue amounted to RMB 61,426 million, up by 2.4% year-on-year and 6.6% quarter-on-quarter.

In the first quarter of 2017, the Group fully promoted the transformation of its marketing model to accelerate scale and profitable development. Selling and marketing expenses amounted to RMB 8,307 million in the period, down by 4.2% year-on-year. Tower-related expenses (including electricity charges) amounted to RMB 5,643 million, up by 17.6% year-on-year mainly due to the increase in tower-related expenses associated with a larger network scale. However, due to effective control of other network, operation and support expenses, overall network, operation and support expenses decreased by 0.4% year-on-year. Employee benefit expenses increased by 8.3% year-on-year mainly because the Group deepened the reform in employment and distribution systems, and at the same time appropriately increased the compensation for front-line staff. During the period, costs of telecommunications products sold decreased substantially by 30.7% year-on-year mainly due to the significant year-on-year decrease in sales of telecommunication products. Finance costs increased by 15.5% year-on-year during the period as a result of the increase in interest-bearing debts. EBITDA amounted to RMB 20,975 million, up by 5.0% year-on-year and 18.2% quarter-on-quarter. EBITDA as a percentage of service revenue was 34.1%. In the first quarter of 2017, the profit attributable to the equity shareholders of the Company amounted to RMB 862 million, up by 79.3% year-on-year and showing significant improvement from the loss attributable to the equity shareholders of the Company of RMB 963 million in the fourth quarter of last year.

Going forward, the Group will grab development opportunities, deepen the implementation of Focus Strategy, persistently uphold scale and profitable development as the centre, promote growth, control costs and reform mechanism, thus pushing the Company to step onto the healthy development path. The Group will unswervingly promote the innovation and transformation of operating model and manage innovative use of resources, so as to deliver sustainable growth in revenue and gradual economic improvement. The Group is determined to improve quality and enhance efficiency, eliminate excess capacity and destock based on the practical situation. It will promote frequency band and capacity reduction of 2G/3G networks in an orderly manner to improve management, cost effectiveness and operational efficiency. The Group will also accelerate reform in various fields and build a more market-oriented mechanism in an effort to enhance corporate vibrancy and operating efficiency as well as striving to enhance profitability.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data were based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board

China Unicom (Hong Kong) Limited

Yung Shun Loy Jacky

Company Secretary

Hong Kong, 21 April 2017

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

OPERATIONAL STATISTICS FOR MARCH 2017

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of March 2017.

Operational statistics for the month of March 2017 are as follows:

March 2017
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	266.265 million
Net Addition of Mobile Billing Subscribers	0.641 million

Of which:
Aggregate Number of 4G Subscribers	122.726 million
Net Addition of 4G Subscribers	6.613 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	76.589 million
Net Addition of Fixed-Line Broadband Subscribers	0.357 million

Aggregate Number of Local Access Subscribers	64.938 million
Net Addition of Local Access Subscribers	(0.408) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of March 2017 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

CHINA UNICOM (HONG KONG) LIMITED

YUNG SHUN LOY JACKY

Company Secretary

Hong Kong, 21 April 2017

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2